
May 17, 2013

Via E-mail
Dennis J. Hickey
Chief Financial Officer
Colgate Palmolive Company
300 Park Avenue
New York, NY 10022

> **Re: Colgate Palmolive Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Form 10-Q for the Period Ended March 31, 2013**
> **Filed April 25, 2013**
> **Response Dated May 3, 2013**
> **File No. 1-644**

Dear Mr. Hickey:

We have reviewed your response letter dated May 3, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements, page 42

15. Segment Information, page 78

1. We note your response to comment seven from our letter dated April 5, 2013. Please tell us in greater detail how you determined that your Europe and South Pacific operating segments have similar economic characteristics, such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. Please similarly tell us in greater detail how you determined that your Asia and Africa/Eurasia operating segments are economically similar. Please provide us with a summary of key financial information for each of these operating segments for the last five fiscal years and the March 31, 2013 interim period, as

well as each subsequent year and interim period for which you have budgeting information. The key financial information for each operating segment may include, but not be limited to, net sales, gross profit, operating profit, capital expenditures and identifiable assets. Please ensure that this information is reconciled to the amounts presented in your segment footnote or elsewhere in your financial statements. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the operating segments and your basis for concluding that each difference is temporary.

Form 10-Q for the Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Net Sales and Operating Profit by Segment, page 27

2. We note your response to comment four from our letter dated April 5, 2013. Based on the sample revised disclosures provided in your response as well as the segment MD&A analysis beginning on page 27, it appears that your disclosures could still be enhanced with further quantification for the reasons behind significant fluctuations. For example, when describing operating results in North America, you indicate that the increase in operating profit was due to an increase in gross profit that was partially offset by an increase in selling, general and administrative expenses. It is unclear how much segment gross profit and SG&A increased. Your disclosure also describes two factors that contributed to the increase in gross profit but did not quantify either and thus it is unclear to what extent they contributed to the overall change in North America segment gross profit. A similar lack of quantification was noted regarding the items which contributed to the overall change in North America segment SG&A during the period. Using your MD&A for the period ended March 31, 2013 as an example, please show us how you will revise your future filings to enhance your discussion of operating results throughout (both on a consolidated and segment basis) to explain the reasons behind significant fluctuations in each of your various income statement line items with quantification where possible.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief